Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Weeks Ended
($ in millions, except ratio)	March 24, 2006	March 25, 2005
Income before income taxes, minority interest and cumulative effect of change in accounting principle (1)	$220	$140
Loss related to equity method investees	3	5

	223	145

Add/(deduct):
Fixed charges	52	48
Interest capitalized	(6)	(5)
Distributed income of equity method investees	3	11
Minority interest in pre-tax loss	6	10

Earnings available for fixed charges	$278	$209

Fixed charges:
Interest expensed and capitalized (2)	$33	$29
Estimate of interest within rent expense	19	19

Total fixed charges	$52	$48

Ratio of earnings to fixed charges	5.3	4.4

(1)	Reflected in income before income taxes, minority interest and cumulative effect of change in accounting principle are the following items associated with the synthetic fuel operation: an operating loss of $27 million, and net earn-out payments made of $4 million for the twelve weeks ended March 24, 2006; and an operating loss of $45 million, and net earn-out payments made of $9 million for the twelve weeks ended March 25, 2005.
(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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